First American Funds Trust

800 Nicollet Mall

Minneapolis, Minnesota 55402

June 15, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn: Elisabeth Bentzinger

Re:	Request for Acceleration of the Effective Date of First American Funds Trust Registration Statement on Form N-1A - Pre-Effective Amendment No. 3 Under the Securities Act of 1933 (File No. 333-260527)

Dear Ms. Bentzinger:

Pursuant to Rule 461(a) under the Securities Act of 1933, First American Funds Trust (the "Trust") hereby requests that the effective date of the above-captioned Registration Statement be accelerated, so that the same will become effective on June 30, 2023, or as soon thereafter as practicable.

In connection with this request, Quasar Distributors, LLC, the underwriter for the Trust, has also signed this letter requesting acceleration.

The Trust acknowledges that (i) should the Securities and Exchange Commission (the "Commission") or its staff (the "staff"), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any actions with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Rita Rubin of Ropes & Gray LLP at (312) 845-1241 as soon as the Registration Statement has been declared effective.

Very truly yours,

First American Funds Trust	Quasar Distributors, LLC

/s/ Richard J. Ertel	/s/ Susan LaFond
By: Richard J. Ertel	By: Susan LaFond
Title: Secretary	Title: Chief Compliance Officer